Exhibit 99.1

Rockfish Seafood Grill, Inc.

Independent Auditor’s Report and Consolidated Financial Statements

December 27, 2017 and December 28, 2016

Rockfish Seafood Grill, Inc.

December 27, 2017 and December 28, 2016

Independent Auditor’s Report

Board of Directors

Rockfish Seafood Grill, Inc.

Richardson, Texas

We have audited the accompanying consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiary (the Company), which comprise the consolidated balance sheets as of December 27, 2017 and December 28, 2016, and the related consolidated statements of operations, changes in stockholder’s deficit and cash flows for the years ended December 27, 2017 and December 28, 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors

Rockfish Seafood Grill, Inc.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockfish Seafood Grill, Inc. and its subsidiary as of December 27, 2017 and December 28, 2016, and the results of their operations and their cash flows for the years ended December 27, 2017 and December 28, 2016, in accordance with accounting principles generally accepted in the United States of America.

Dallas, Texas
April 10, 2018

Rockfish Seafood Grill, Inc.

Consolidated Balance Sheets
December 27, 2017 and December 28, 2016

	December 27, 2017	December 28, 2016
Assets

Current Assets
Cash	$5,102	$24,641
Inventories	135,115	129,318
Prepaid expenses and other current assets	49,044	29,656

Total current assets	189,261	183,615

Property and Equipment, Net	2,374,933	3,043,344

Other Assets
Intangibles, net	408,250	526,250
Deposits	67,888	64,415
Other	56,461	92,500

Total other assets	532,599	683,165

Total assets	$3,096,793	$3,910,124

Liabilities and Stockholder’s Deficit

Current Liabilities
Bank overdraft	$14,377	$205,309
Related party debt	8,577,854	8,027,034
Accounts payable	1,139,485	1,855,450
Accrued expenses	654,102	403,203
Related party accrued interest	1,071,937	529,137
Deferred revenue	36,970	30,687

Total current liabilities	11,494,725	11,050,820

Long-term Liabilities
Deferred rent	380,530	510,550

Total long-term liabilities	380,530	510,550

Total liabilities	11,875,255	11,561,370

Stockholder’s Deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(17,807,700)	(16,680,484)

Total stockholder’s deficit	(8,778,462)	(7,651,246)

Total liabilities and stockholder’s deficit	$3,096,793	$3,910,124

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Operations

Years Ended December 27, 2017 and December 28, 2016

	Year Ended December 27, 2017	Year Ended December 28, 2016
Restaurant Revenue	$18,688,916	$19,990,193
Cost of Revenues	5,910,225	6,452,953

Gross profit	12,778,691	13,537,240

Operating Costs and Expenses
Restaurant expenses	10,985,555	11,804,952
Depreciation and amortization of property and equipment and intangibles	840,115	884,322
Impairment loss	-	192,728
General and administrative	1,092,926	1,687,292

Total operating costs and expenses	12,918,596	14,569,294

Operating Loss	(139,905)	(1,032,054)

Related Party Interest Expense	954,279	1,020,910

Provision for State Income Taxes	33,032	38,122

Net Loss	$(1,127,216)	$(2,091,086)

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Changes in Stockholder’s Deficit
Years Ended December 27, 2017 and December 28, 2016

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, December 24, 2015	1,000	$1	$9,029,237	$(14,589,398)	$(5,560,160)

Net loss	-	-	-	(2,091,086)	(2,091,086)

Balance, December 28, 2016	1,000	1	9,029,237	(16,680,484)	(7,651,246)

Net loss	-	-	-	(1,127,216)	(1,127,216)

Balance, December 27, 2017	1,000	$1	$9,029,237	$(17,807,700)	$(8,778,462)

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Consolidated Statements of Cash Flows

Years Ended December 27, 2017 and December 28, 2016

	Year Ended December 27, 2017	Year Ended December 28, 2016
Operating Activities
Net loss	$(1,127,216)	$(2,091,086)
Items not requiring cash
Depreciation and amortization of property and equipment and intangibles	840,114	884,322
Noncash interest expense	-	17,058
Impairment loss	-	192,728
Paid in kind interest on related party debt	410,820	381,500
Changes in
Inventories	(5,797)	34,203
Prepaid expenses and other current assets	(19,388)	282,184
Deposits	(3,473)	-
Other assets	36,039	(92,500)
Accounts payable	(715,965)	14,121
Accrued expenses	250,240	(378,752)
Deferred revenue	6,283	5,575
Deferred rent	(130,020)	(7,116)
Related party accrued interest	543,459	397,323

Net cash provided by (used in) operating activities	85,096	(360,440)

Investing Activities
Purchase of property and equipment	(53,703)	(118,019)

Net cash used in investing activities	(53,703)	(118,019)

Financing Activities
Bank overdraft	(190,932)	73,100
Proceeds from issuance of related party debt	140,000	430,000

Net cash provided by (used in) financing activities	(50,932)	503,100

Increase (Decrease) in Cash	(19,539)	24,641

Cash, Beginning of Year	24,641	-

Cash, End of Year	$5,102	$24,641

Supplemental Cash Flows Information
Interest paid	$-	$206,279
State income taxes paid	$23,894	$57,330

See Notes to Consolidated Financial Statements

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Note 1:	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc. is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC on July 28, 2008. The Company currently operates 11 restaurants in Texas under the name Rockfish Seafood Grill. The Company is 100% owned by Rockfish Holdings, LLC (Parent). Rockfish Seafood Grill, Inc. owns 100% of a subsidiary, Rockfish Beverage Corporation, Inc. (collectively, the Company).

The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to the assessment of recoverability of property and equipment and intangible assets.

Fiscal Year

The Company reports on a 52/53 week period. The years ended December 27, 2017, and December 28, 2016, both consisted of 52 weeks.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents.

Inventory

Inventories consist of food, beverages and alcohol, and are stated at the lower of cost using the first-in, first-out method or net realizable value.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Property and Equipment

Property and equipment are stated at the fair value established at the date the Company acquired the assets in a business combination or cost, less accumulated depreciation and amortization. Depreciation and amortization is charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	11-15 years
Restaurant equipment	5-10 years
Furniture, fixtures and computer equipment	3-7 years

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. During the year ended December 28, 2016, because of operating performance indicators, the Company determined that impairment indicators did exist and performed an impairment test for its tradename and recipes. That analysis includes estimates such as projected revenues (Level 3 input), royalty rates and discount rates. Management concluded that these assets were not impaired. Level 3 inputs are unobservable inputs supported by little or no market activity and are significant inputs to the fair value determination of assets or liabilities. For the year ended December 27, 2017, management determined that no impairment indicators existed.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

During the year ended December 28, 2016, the Company determined that impairment indicators for certain restaurant locations indicated that the carrying value of leasehold improvements, equipment and furniture and fixtures may not be recoverable. The impairment indicators resulted from poor operating performance at these locations. An impairment charge of approximately $193,000 was recorded during the year ended December 28, 2016, related to one restaurant location. There were no impairment indicators during the year ended December 27, 2017, and no impairment charge was recorded. Fair value was determined using projected cash flows of the respective discrete locations which are considered to be Level 3 fair value inputs. Level 3 inputs are unobservable inputs supported by little or no market activity and are significant inputs to the fair value determination of assets or liabilities. The impairment losses have been recorded in the accompanying consolidated statements of operations.

Deferred Rent

Certain of the Company’s operating leases contain predetermined fixed increases of the minimum rental rate during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the minimum lease term plus expected renewals and records the difference between the amounts charged to expense and the rent paid as deferred rent. Any lease incentives or allowances are recorded as deferred rent and amortized on a straight-line basis over the expected life of the lease as a reduction in rent expense.

Revenue Recognition

Revenue from the sale of food, beverage and alcohol is recognized as the products are sold. Proceeds from the sale of gift cards are recorded as deferred revenue and recorded into revenue as redeemed. The Company also records into revenue an estimate of gift cards that are not expected to be redeemed based on historical redemption patterns. Promotions and comps, totaling approximately $944,500 and $960,000 for the years ended December 27, 2017 and December 28, 2016, respectively, are recorded as a reduction to revenues.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likelythan-not means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 27, 2017 and December 28, 2016, totaled approximately $137,000 and $148,000, respectively, and is included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-opening Expenses

Salaries, personnel training costs and other expenses of opening new restaurants are charged to expense as incurred.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Note 2:	Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $1,127,000 during the year ended December 27, 2017. At December 27, 2017, the Company had a working capital deficiency of approximately $11,305,000, including related party debt.

In March 2015, the Company restated its related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018. In June 2015, the Company restated its related party note with Princeton Capital Corporation (Princeton), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 28, 2016, and increased to $1,621,000 at December 27, 2017. The note bears interest at 8% and matured June 29, 2017, and was extended to December 31, 2018.

During the years ended December 27, 2017 and December 28, 2016, the Company failed to pay required interest payments on both its notes with Princeton, and the notes are in default.

To address operating performance among other steps, management has continued to reduce operating costs which are expected to further impact the year ended 2018 positively. The Company’s ability to service its debt and other obligations as they come due is dependent on continuing to improve its performance, the continued willingness of its majority owner, Princeton, to not require repayments of debt or accrued interest and the continued financial support to provide the necessary funding to support operating cash flow needs. The Company received a written commitment from Princeton to fund operating cash flow needs through April 2019.

Note 3:	Property and Equipment

Property and equipment consists of the following:

	December 27, 2017	December 28, 2016
Leasehold improvements	$5,968,155	$5,950,762
Furniture, fixtures and computer equipment	663,274	642,785
Restaurant equipment	1,564,948	1,549,127
Total	8,196,377	8,142,674

Less accumulated depreciation and amortization	(5,821,444)	(5,099,330)

Property and equipment, net	$2,374,933	$3,043,344

Depreciation and amortization expense of property and equipment for the years ended December 27, 2017 and December 28, 2016, totaled $722,114 and $736,822, respectively.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Note 4:	Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

	December 27, 2017
	Gross	Accumulated Amortization	Net
Amortized intangible assets
Tradename	$895,000	$(486,750)	$408,250
Recipes	295,000	(295,000)	-

Intangible assets	$1,190,000	$(781,750)	$408,250

	December 28, 2016
	Gross	Accumulated Amortization	Net
Amortized intangible assets
Tradename	$895,000	$(398,250)	$496,750
Recipes	295,000	(265,500)	29,500

Intangible assets	$1,190,000	$(663,750)	$526,250

Amortization expense for the years ended December 27, 2017, was $118,000 and December 28, 2016, was $147,500. At December 27, 2017, and the weighted-average remaining amortization period was 4.51 years.

Estimated future amortization of intangible assets are as follows for the years ending after December 27, 2017:

2018	$88,500
2019	88,500
2020	88,500
2021	88,500
2022	54,250

$408,250

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Note 5:	Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note 2).

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 at December 28, 2016, and increased to $1,621,000 at December 27, 2017. The note bears interest at 8% and matures December 31, 2018.

At December 27, 2017, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued paid in kind interest of $1,006,854 added into this note balance that matures March 31, 2018, and a senior revolving note with a balance of $1,621,000 that matures December 31, 2018. During the years ended December 27, 2017 and December 28, 2016, the Company failed to pay required interest payments, and both notes are in default. As a result, both promissory notes are due currently and are classified as currently due in the accompanying December 27, 2017 and December 28, 2016, consolidated balance sheets. Management is in the process of extending the senior secured promissory note. The amount due for interest not paid in kind totaled $1,071,937 and $529,137 at December 27, 2017 and December 28, 2016, respectively.

Note 6:	Stock Options

The Company issued stock options to executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met or a change of control event occurs. At December 27, 2017 and December 28, 2016, there were 194.8052 options outstanding, all of which had vested. The value of these options at the grant date was determined to be insignificant.

Note 7:	Operating Leases

The Company leases restaurant facilities and office space under operating leases having terms expiring at various dates through December 2027. Generally, the restaurant leases have renewal clauses to extend the terms of the various leases for periods ranging from five to 20 years at the option of the Company. Certain restaurant leases contain provisions for contingent rent based upon a percentage of gross sales, as defined in the lease agreements. Rent expense for the years ended December 27, 2017 and December 28, 2016, was approximately $1,228,000 and $1,890,000, respectively. No contingent rental amounts were incurred during the years ended December 27, 2017 and December 28, 2016.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

Future minimum lease payments at December 27, 2017, were as follows:

2018	$1,407,073
2019	1,365,457
2020	1,387,937
2021	1,347,956
2022	1,012,735
Thereafter	2,157,997

$8,679,155

Note 8:	Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. The temporary differences that give rise to the Company’s deferred tax assets and liabilities at December 27, 2017 and December 28, 2016, are as follows:

	2017	2016
Current deferred tax asset (liability)
Accrued expenses	$21,500	$32,100
Deferred rent	79,900	173,600
Other	3,100	5,600
Valuation allowance	(104,500)	(211,300)

Total current deferred tax asset	$-	$-

Long-term deferred tax asset (liability)
Property and equipment	$172,900	$227,400
Related party interest	436,700	312,400
Intangibles	276,100	517,300
Net operating loss carryforward	1,888,900	3,026,500
Valuation allowance	(2,774,600)	(4,083,600)

Total long-term deferred tax asset	$-	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 27, 2017 and December 28, 2016, were primarily caused by the decrease in the valuation allowance, which at December 27, 2017 and December 28, 2016, totaled approximately $2,879,000 and $4,295,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance decreased by approximately $1,416,000 from December 28, 2016 to December 27, 2017, and increased by approximately $1,320,000 from the prior fiscal year-end to December 28, 2016 primarily due to additional losses.

Rockfish Seafood Grill, Inc.

Notes to Consolidated Financial Statements
December 27, 2017 and December 28, 2016

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, as well as other changes. As a result of enactment of the legislation, the Company’s net deferred tax assets and valuations were reduced by approximately $1,782,000.

The Company has a federal net operating loss carryforward of approximately $8,995,000 at December 27, 2017, that begins to expire in 2029. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

Note 9:	Accrued Expenses

Accrued expenses consist of the following:

	December 27, 2017	December 28, 2016
Payroll and payroll related	$392,550	$157,375
Property taxes	74,411	91,299
Sales and use taxes	118,902	112,668
Other	68,239	41,861

Total	$654,102	$403,203

Note 10:	Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

Vendor Concentrations

Purchases from two vendors represented approximately 78% and 67% of the Company’s cost of revenues for the years ended December 27, 2017 and December 28, 2016, respectively.

Note 11:	Subsequent Events

Subsequent events have been evaluated through April 10, 2018, which is the date the consolidated financial statements were available to be issued.